Exhibit 99.2

Genius Sports Beats Second Quarter Guidance and Raises Full-Year Outlook

•
Second Quarter Group Revenue of $196m vs. guidance of $185m
•
Group Net Loss of $77m in the Second Quarter, primarily driven by non-recurring transaction-related expenses
•
Second Quarter Group Adjusted EBITDA of $53m vs. guidance $45m
•
Group Adjusted EBITDA margin of 26.9% in the Second Quarter, 258bps above the margin implied by guidance, reflecting early Legend synergies, strong execution across the combined Media business and incremental contribution from prediction markets
•
Raised Full-Year 2026 Group Revenue guidance to $1.005b-$1.025b and Adjusted EBITDA guidance to $285m-295m, implying a Group Adjusted EBITDA Margin of approximately 28.6% at the midpoint

LONDON & NEW YORK, August 6, 2026 – Genius Sports Limited (NYSE:GENI) (“Genius Sports,” “Genius” or the “Group”), a global leader in real-time sports data, today announced financial results for its fiscal second quarter ended June 30, 2026.

“We continue to realize the benefits of the infrastructure we've spent years building. Advertisers are placing greater value on our combination of official data and audience, prediction markets are opening an entirely new avenue for growth, and our core Betting business continues to outperform. As we continue to scale GeniusIQ, that foundation positions Genius to deliver durable long-term growth, profitability and cash generation,” said Mark Locke, Genius Sports Founder and CEO. “In our first quarter as a combined business, we exceeded our guidance on Revenue, Adjusted EBITDA and cash, raised our full-year outlook, and are already seeing the benefits of the Legend integration.”

$ in thousands	Q226	Q225%
Group Revenue	195,503	118,719	64.7%
Betting Technology, Content & Services	117,352	92,030	27.5%
Media Technology, Content & Services	78,151	26,689	192.8%
Group Net Loss	(76,731)	(53,948)	(42.2%)
Group Adjusted EBITDA	52,600	34,150	54.0%
Group Adjusted EBITDA Margin	26.9%	28.8%	(190	bps)

$ in thousands	YTD26	YTD25%
Group Revenue	383,455	262,710	46.0%
Betting Technology, Content & Services	263,565	201,738	30.6%
Media Technology, Content & Services	119,890	60,972	96.6%
Group Net Loss	(132,201)	(62,146)	(112.7%)
Group Adjusted EBITDA	76,582	53,925	42.0%
Group Adjusted EBITDA Margin	20.0%	20.5%	(50	bps)

Q2 2026 Financial Highlights

•
Group Revenue: Group revenue increased $76.8 million year-over-year to $195.5 million.
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Betting Technology, Content & Services: Revenue increased 28% year-over-year to $117.4 million, driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, growth and expansion in existing markets, and new service offerings.
o
Media Technology, Content & Services: Revenue increased 193% year-over-year to $78.2 million, reflecting the addition of Legend, increased demand for the Genius Sports Moment Engine, and continued commercial momentum for GeniusIQ-powered products.
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Group Net Loss: Group net loss was ($76.7 million) in the second quarter ended June 30, 2026, representing a $22.8 million increase compared to the ($53.9 million) loss in the second quarter ended June 30, 2025. Loss from operations improved by $25.1 million year-over-year to ($55.6 million). The year-over-year change in Group net loss is primarily driven by expenses related to the Legend acquisition, including $28.9 million of non-recurring transaction expenses, $13.8 million of net interest expense following the term loan financing, and an $8.0 million loss on fair value remeasurement of contingent consideration. The year-over-year change in Group net loss also includes a $27.0 million decrease in foreign currency gain compared to the second quarter ended June 30, 2025.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $52.6 million in the quarter, representing a 54% increase compared to the $34.2 million reported in the second quarter ended June 30, 2025.

Q2 2026 Business Highlights

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Struck a landmark technology and AI partnership with Liga MX, powering a suite of dynamic advertising, enhanced broadcast, officiating and performance solutions to drive the future of Mexican soccer
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Powered augmented experiences across DAZN's coverage of The National League Promotion Final, creating immersive fan experiences and integrated advertising activations for national sponsor, Enterprise
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Expanded the distribution of GeniusIQ in European football through a long-term technology and AI partnership with the Swiss Football League, building on the Company's innovation partnership with European Leagues
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Announced the close of the acquisition of Legend on May 1, 2026
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After the reporting period:
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Partnered with Polymarket and Kalshi to provide a broad portfolio of content, integrity services and marketing solutions, extending Genius Sports' infrastructure into the growing prediction markets category alongside the two leading platforms
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Launched Semi-Automated Offside Technology (SAOT) for Confederação Brasileira de Futebol (CBF)

Financial Outlook

Genius Sports expects to generate Group Revenue of $1.005 billion to $1.025 billion and Group Adjusted EBITDA of $285 to $295 million in the full year of 2026. This is raised from prior full year 2026 Group Revenue guidance of $990 million to $1.010 billion and Group Adjusted EBITDA guidance of $270 to $280 million. This implies a Group Adjusted EBITDA Margin of approximately 28.6% at the midpoint, raised from the prior estimate of approximately 27.5%. Genius Sports also expects a 2026 year-end cash balance of approximately $260 million, implying over $100 million of total cash flow in the second half of 2026.

In the fiscal third quarter ending September 30, 2026, Genius Sports expects to generate Group Revenue and Adjusted EBITDA of approximately $260 million and $85 million, respectively.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$195,503	$118,719	$383,455	$262,710
Cost of revenue	131,716	109,832	276,344	218,621
Gross profit	63,787	8,887	107,111	44,089
Operating expenses:
Sales and marketing	17,506	14,299	31,175	25,712
Research and development	13,385	8,726	24,787	17,672
General and administrative	59,537	64,500	113,452	99,035
Transaction-related expenses	28,924	2,053	36,427	2,785
Total operating expenses	119,352	89,578	205,841	145,204
Loss from operations	(55,565)	(80,691)	(98,730)	(101,115)
Interest (expense) income, net	(13,815)	556	(14,743)	993
Loss on disposal of assets	(14)	(1)	(87)	(13)
Loss on fair value remeasurement of contingent consideration	(8,000)	—	(8,000)	—
Impairment of equity method investment	—	—	(1,735)	—
Gain (loss) on foreign currency	36	26,992	(9,661)	39,241
Total other (expense) income	(21,793)	27,547	(34,226)	40,221
Loss before income taxes and gain from equity method investment	(77,358)	(53,144)	(132,956)	(60,894)
Income tax expense	(341)	(1,748)	(256)	(2,290)
Gain from equity method investment	968	944	1,011	1,038
Net loss	$(76,731)	$(53,948)	$(132,201)	$(62,146)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.28)	$(0.21)	$(0.48)	$(0.25)
Weighted average common stock outstanding:
Basic and diluted	278,911,851	253,220,241	274,169,128	250,839,507

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$155,076	$280,559
Accounts receivable, net	129,250	130,340
Contract assets	75,536	57,358
Prepaid expenses	73,767	66,150
Other current assets	28,331	15,276
Total current assets	461,960	549,683
Property and equipment, net	40,612	32,322
Intangible assets, net	754,486	144,203
Operating lease right-of-use assets	33,227	28,321
Goodwill	775,410	338,049
Deferred tax asset	1,781	1,643
Investments	40,851	32,585
Other assets	6,345	3,481
Total assets	$2,114,672	$1,130,287
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$70,973	$112,246
Accrued expenses	116,204	118,017
Deferred revenue	70,737	97,098
Current debt	30,937	—
Operating lease liabilities, current	7,034	5,024
Other current liabilities	178,981	20,498
Total current liabilities	474,866	352,883
Long-term debt – less current portion	754,358	—
Deferred tax liability	71,860	7,186
Operating lease liabilities, non-current	28,686	25,471
Other liabilities	100,946	20,272
Total liabilities	1,430,716	405,812
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 271,732,905 shares issued and 267,626,957 shares outstanding at June 30, 2026; unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025	2,717	2,504
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at June 30, 2026; 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025	1	1
Additional paid-in capital	2,077,262	1,992,257
Treasury stock, at cost, 4,105,948 shares at June 30, 2026 and December 31, 2025	(17,653)	(17,653)
Accumulated deficit	(1,331,309)	(1,199,108)
Accumulated other comprehensive loss	(47,062)	(53,526)
Total shareholders’ equity	683,956	724,475
Total liabilities and shareholders’ equity	$2,114,672	$1,130,287

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2026	2025
Cash Flows from operating activities:
Net loss	$(132,201)	$(62,146)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53,594	31,674
Loss on disposal of assets	87	13
Loss on fair value remeasurement of contingent consideration	8,000	—
Stock-based compensation	42,309	97,676
Non-cash consideration, net	(15,133)	—
Non-cash interest expense, net	3,266	—
Non-cash lease expense	3,336	2,066
Amortization of contract costs	710	752
Deferred income taxes	(2,161)	(867)
Provision for expected credit losses	150	173
Gain from equity method investment	(1,011)	(1,038)
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency remeasurement	8,317	(38,976)
Changes in operating assets and liabilities
Accounts receivable	23,194	1,569
Contract assets	2,437	(10,838)
Prepaid expenses	11,973	(10,111)
Other current assets	1,553	(2,003)
Other assets	(2,836)	(1,230)
Accounts payable	(46,777)	(6,541)
Accrued expenses	(62,712)	(15,018)
Deferred revenue	(31,579)	(12,747)
Other current liabilities	(9,878)	(381)
Operating lease liabilities	(3,611)	(1,790)
Net cash used in operating activities	(147,238)	(29,763)
Cash flows from investing activities:
Purchases of property and equipment	(11,500)	(8,397)
Capitalization of internally developed software costs	(29,239)	(28,814)
Distributions from equity method investments	3,913	2,787
Purchases of intangible assets	(1,784)	(449)
Acquisition of business, net of cash acquired	(578,760)	—
Proceeds from disposal of assets	—	9
Net cash used in investing activities	(617,370)	(34,864)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	—	144,000
Cash-settled withholding taxes on stock‑based compensation	(3,272)	—
Proceeds from issuance of long-term debt	825,000	—
Debt issuance costs	(41,073)	—
Repayment of loans and mortgage	(137,697)	(11)
Net cash provided by financing activities	642,958	143,989
Effect of exchange rate changes on cash and cash equivalents	(3,833)	6,960
Net (decrease) increase in cash, cash equivalents and restricted cash	(125,483)	86,322
Cash, cash equivalents and restricted cash at beginning of period	280,559	135,239
Cash, cash equivalents and restricted cash at end of period	$155,076	$221,561
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$4,035	$1,630
Cash paid during the period for income taxes	$4,427	$1,684
Supplemental disclosure of noncash investing and financing activities:
Contingent consideration for acquisition of business included in other liabilities	$202,489	$—
Issuance of common stock in connection with business combinations	$43,987	$—

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
	(dollars, in thousands)
Net loss	$(76,731)	$(53,948)	$(132,201)	$(62,146)
Adjusted for:
Interest expense (income), net	13,815	(556)	14,743	(993)
Income tax expense	341	1,748	256	2,290
Amortization of acquired intangibles (1)	13,543	2,182	16,268	4,364
Other depreciation and amortization (2)	19,442	13,486	38,036	28,062
Stock-based compensation (3)	25,221	84,991	56,125	102,303
Transaction-related expenses (4)	28,924	2,053	36,427	2,785
Litigation and related costs (5)	2,401	10,547	8,438	13,915
Loss on fair value remeasurement of contingent consideration	8,000	—	8,000	—
Impairment of equity method investment	—	—	1,735	—
(Gain) loss on foreign currency	(36)	(26,992)	9,661	(39,241)
Expenses incurred related to acquisition related employee payments	15,478	—	15,478	—
Other (6)	2,202	639	3,616	2,586
Adjusted EBITDA	$52,600	$34,150	$76,582	$53,925

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes non-recurring advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities, as well as integration expenses related to acquisitions.
(5)
Includes litigation and related costs incurred by Genius relating to discrete and non-routine legal proceedings that are not part of the normal operations of Genius’ business. For the three and six months ended June 30, 2026, legal proceedings included Sportscastr litigation, dMY litigation, Sage & Thompson litigation and Volleystation litigation (as described in Note 16 – Commitments and Contingencies). For the three and six months ended June 30, 2025, legal proceedings included Sportscastr litigation and dMY litigation. All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(6)
Includes severance costs, tax penalties, gain/loss on disposal of assets, and professional fees for finance transformation project.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s second quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is a global leader in real-time sports data, and the official technology and media partner powering the global sports ecosystem. Its platform is used in more than 150 countries, connecting leagues, teams, sportsbooks, broadcasters, brands and fans through official data, video, analytics and fan engagement solutions.

Genius Sports partners with more than 1,000 sports organizations worldwide, including the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, CBS, NBC and ESPN. Through AI, computer vision and live sports technology, Genius Sports helps rights holders capture, manage and commercialize their content across the full fan journey.

For more information, visit geniussports.com.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction-related expenses and gain or loss on foreign currency. Group adjusted EBITDA margin is defined as Group adjusted EBITDA as a percentage of Group Revenue.

Group Adjusted EBITDA and Group Adjusted EBITDA margin are used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes these measures are useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA and Group Adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. These measures are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of non-GAAP measures on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to our updated financial outlook and the benefits from the acquisition of Legend (the “Transaction”) and our updated financial outlook. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the outcome of any legal proceedings related to the Transaction or otherwise, including the risk of shareholder litigation in connection with the Transaction, including resulting expense; the ability of the Genius to successfully manage legal, tax and regulatory risks relating to the Transaction; difficulties and delays in integrating Legend’s business into that of Genius’ business; failing to fully realize anticipated cost savings and other anticipated benefits of the Transaction when expected or at all; business disruptions from the Transaction that will harm Genius’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the completion of the Transaction or our business with prediction markets; the ability of Genius to retain and hire key personnel; uncertainty as to the long-term value of the ordinary shares of Genius following the Transaction, including the dilution caused by Genius’ issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the Transaction; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; risks related to our partnerships and business with prediction markets, including providing liquidity on prediction markets, our ability to realize anticipated benefits from these activities and grow related revenue, potential trading or market-making losses, and legal and regulatory uncertainty regarding the treatment of prediction markets, including sports-related event contracts, under applicable gaming, derivatives and other law; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents or communications to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Tony Marlow, Chief Marketing Officer

+1 (917) 767-9826

tony.marlow@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com